

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 8, 2008

Richard L. Hannigan Sr.
Principal Executive and Financial Officer
Voyager Entertainment International, Inc.
4483 West Reno Avenue
Las Vegas, Nevada 89119

> **Re: Voyager Entertainment International, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **File No. 0-33151**

Dear Mr. Hannigan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2007

Item 8A. Controls and Procedures

1. Please amend your filing to include your assessment of disclosure controls and procedures as of December 31, 2007 as required by Item 307(a) of Regulation S-B and any changes in internal control over financial reporting during the last fiscal quarter as required by Item 308(c) of Regulation S-B.

2. Please consider whether management's failure to include the assessment of disclosure controls and procedures impacts its effectiveness conclusion as of the

end of the fiscal year covered by the report and revise your disclosure as appropriate.

Exhibit 31

3.   Please amend your filing to conform the wording of the 302 certification to Item 601(31) of Regulation S-B. Note that subparagraph 4b is now required.

FORMS 10-Q FOR THE PERIODS ENDED JUNE 30, 2008 AND SEPTEMBER 30, 2008

Exhibit 31

4.   Please amend your filings to conform the wording of the 302 certification to Item 601(31) of Regulation S-K. In this regard, please delete paragraph 6.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief